Exhibit 99.27

SKYWARD SPECIALTY INSURANCE GROUP, INC.

LONG-TERM CASH BONUS INCENTIVE PLAN

As Effective February 25, 2025

I.             Purpose. The purpose of the Skyward Specialty Insurance Group, Inc. Long-Term Cash Bonus Incentive Plan is to promote the interests of Skyward Specialty Insurance Group, Inc. by providing both an incentive and a financial reward to certain senior leaders and other key contributors who contribute most to the operating results and growth of the Company.

II.            Definitions. Whenever used herein, the following terms will have the respective meanings set forth below:

2.1             “Award Notice” means the written document(s), including an electronic writing acceptable to the Committee, and any addendum or supplement thereto, memorializing the terms and conditions of the Bonus Payment awarded pursuant to the Plan and which shall incorporate the terms of the Plan.

2.2             “Board” means the Board of Directors of the Company.

2.3             “Bonus Payment” means the amount payable to a Participant under Article IV of the Plan, and calculated as set forth in Exhibit A.

2.4             “Cause” shall have the meaning set forth in the Company’s 2022 Long-Term Incentive Plan.

2.5             “CEO” means the Chief Executive Officer of the Company.

2.6             “Change in Control” shall have the same meaning as set forth in the Company’s 2022 Long-Term Incentive Plan, as amended from time to time.

2.7             “Change in Control Qualifying Termination” shall mean a Qualifying Termination which occurs at the direction or request of the acquiring entity and: (i) within the six (6) month period immediately prior to the closing of a Change in Control, or (ii) within the twelve (12) month period immediately following the closing of such Change in Control.

2.8             “Code” means the Internal Revenue Code of 1986, as amended and the regulations issued thereunder.

2.9             “Committee” means the Compensation Committee of the Board.

2.10           “Company” means Skyward Specialty Insurance Group, Inc. or any successor thereto.

2.11           “Good Reason” means, without Participant’s written consent, (a) a material reduction in Participant’s base salary or annual cash incentive targets; (b) any material breach of the terms of this Plan by the Company; or (c) any relocation of Participant’s principal place of employment that results in an increased commute of more than thirty-five (35) miles (unless Participant is currently working, or is provided the opportunity to work, remotely or otherwise not required to relocate Participant’s principal place of employment, in which case this subpart (iv) shall not apply); provided, however, that Participant must provide notice of Good Reason within thirty (30) days of the occurrence of the event giving rise to the purported Good Reason, after which the Company shall have thirty (30) days to cure the alleged Good Reason and, if such remains uncured, Participant must resign from such employment within thirty (30) days of the expiration of the cure period. In the event that the Company reasonably believes that Participant may have engaged in conduct constituting Cause, the Company may, in its sole and absolute discretion, suspend Participant duties or employment which shall not constitute a basis for Good Reason hereunder or otherwise constitute a breach of this Plan by the Company; provided, that no such suspension shall alter the Company’s obligations under this Plan during such period of suspension.

2.12           “Measurement Period” means each calendar year within a Performance Period.

2.13           “Participant” means an eligible employee or other individual who provides services to the Company or its subsidiaries and who is described in Section III as a participant in the Plan.

2.14           “Plan” means this Skyward Specialty Insurance Group, Inc. Long-Term Cash Bonus Incentive Plan, as in effect from time to time.

2.15           “Qualifying Retirement” means a Participant’s termination of employment which is also a “separation from service” as such term is defined under Section 409A of the Code and applicable regulations, where all the following requirements are met: (i) the termination occurs on a date that is at least one year following the beginning of the Performance Period, (ii) the termination is other than on account of Participant’s termination of Service for Cause, (ii) the termination occurs after attainment of minimum age of fifty-five (55), (iv) as of the date of termination the Participant has at least (5) years of continuous service with the Company, (v) the Participant notifies the Chief People and Administrative Officer in writing at least twelve (12) months’ in advance of the effective retirement date; (vi) the Participant continues to actively assist the Company in succession planning and the transitioning of his/her responsibilities through the Participant retirement date as determined and directed by the Company in its sole discretion; and (vi) the Participant timely executes and delivers to the Company a signed waiver and release of claims upon the Participant’s “separation from service.” as is provided to Participant by the Company in connection with Participant’s termination and permits it to become effective in accordance with its terms (such applicable date of release effectiveness, the “Release Effective Date”).

2.16           “Qualifying Termination” means Participant’s termination without Cause or resignation for Good Reason which constitutes a “separation from service” as such term is defined under Section 409A of the Code and applicable regulations; provided that Participant timely execute and deliver to the Company a signed waiver and release of claims in such form as is provided to Participant by the Company in connection with Participant’s termination of employment and permits it to become effective in accordance with its terms (such applicable date of release effectiveness, the “Release Effective Date”).

2.17           “STIP Performance Factor” means a percentage based on the Company’s performance as determined by the Committee under the Company’s Short-Term Incentive Plan.

2.18           “Total and Permanent Disability” means, with respect to a Participant, except as otherwise provided in the relevant Award Notice, a Participant’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment so that the Participant is eligible for long-term disability benefits as determined by Skyward Specialty’s long-term disability insurance carrier.

III.          Participation. All employees of the Company and its subsidiaries who are employed in the positions of certain senior leaders and other key, non-executive employees as selected by the CEO, shall be eligible to participate in the Plan for each three-year performance period (the “Performance Period”). A new Performance Period begins on each January 1st and ends on December 31st of the third year of such Performance Period.

IV.           Annual Bonus.

4.1             Target Bonus. At or as soon as practicable following the beginning of each calendar year, the CEO shall establish target bonuses for the Performance Period that commences for such calendar year as a dollar amount that shall be set forth on an Award Notice. Once the Bonus Pool, as defined in 4.3 below is determined by the Committee, the CEO, in his sole discretion, assigns a performance factor for the Performance Period based on the achievement of Company and division and/or functional group (“Division”) performance goals during the Performance Period. The amount actually paid to a Participant is set by the performance factor attributed to the Division.

4.2             Performance Criteria. Bonus Payments are paid based upon meeting certain performance criteria. Unless otherwise specified for a Performance Period, these criteria shall be as set forth in Exhibit A.

4.3             Calculating Bonus Payment. The amount that may be approved and available for payment for each Performance Period, (the “Bonus Pool”), if any, will be determined in accordance with the terms and conditions set forth in Exhibit A and other factors as determined by the CEO in consultation with the Committee in their sole discretion.

4.4             Approval of Bonus Payments. After the end of a Performance Period, the CEO shall determine the amount of each Division’s Bonus Pool, if any, based on the total Bonus Pool funding and Division performance for the applicable Performance Period, and other factors as determined by the CEO in the CEO’s sole discretion. The Committee shall have sole discretion to determine whether and to what extent the Company’s performance goals have been met.

4.5             Newly Hired Employees, Promotions and Transfers. Employees who are (1) newly hired, or (2) who are promoted or transferred into a position eligible to participate in the Plan during the first Measurement Period of a Performance Period may be eligible to participate in the current Performance Period at the sole discretion of the CEO.

4.6             Payment of Bonus. Except as provided in Article V and Section 8.4, each Bonus Payment that is approved to be paid for a Performance Period shall be paid in cash to the Participant in a single lump sum payment on or after January 1 but not later than March 15 of the calendar year following the end of the Performance Period with respect to which the Bonus Payment relates. No Bonus Payment is considered earned under this Plan until the time that the Bonus Payment is actually paid to the Participant.

4.7             Withholding Tax. The Company shall withhold from any Bonus Payment an amount sufficient to satisfy all federal, state, and local tax withholding requirements relating to the bonus.

V.            Termination of Employment.

5.1             Except as provided below with respect to a termination due to death or Total and Permanent Disability, Qualifying Retirement, or Change in Control Qualifying Termination, or as otherwise determined in the CEO’s sole discretion, a Participant must be employed by the Company through the end of the Performance Period in order to receive a Bonus Payment for such Performance Period.

5.2             Death or Total and Permanent Disability. Subject to the provisions of Section 4, if the Participant’s employment with the Company is terminated due to the Participant’s death or Total and Permanent Disability prior to the last date of a Performance Period, unless otherwise determined by the CEO, as determined in the CEO’s sole discretion, the Participant will be eligible to receive any approved Bonus Payment for such Performance Period that will be calculated by using the actual performance for any Measurement Periods completed on or prior to the employment termination date and deemed target performance achievement for any Measurement Period of such Performance Period that is not completed prior to the employment termination date, and such applicable Bonus Payment amount calculated based on such applicable average of the deemed and attained performance level for such Measurement Periods with the same weighting applied to all Measurement Periods in such averaging calculation. For the avoidance of doubt, any Measurement Periods that are scheduled to begin and/or end after the date on which the Participant’s employment terminates due to death or Total and Permanent Disability occurs, if applicable, shall also be included in the average calculation at the deemed target performance level for purposes of determining the level of performance achievement and the applicable amount of such Bonus Payment. Subject to the provisions of Section 8.4, such Bonus Payment shall be made to the Participant or the Participant’s death beneficiary as soon as administratively practicable within the sixty (60) day period following the date of such termination. Notwithstanding the foregoing or anything to the contrary set forth herein, to the extent a Bonus Payment is earned upon a Participant’s death, the Company is not obligated to make such Bonus Payment until a date selected by the Company that is as soon as administratively practicable within the thirty (30) day period following the date that the Company receives evidence of the applicable beneficiary who is entitled to receive such Bonus Payment (the “Death Beneficiary”) that is satisfactory to the Company, and the Company will have no liability to the Death Beneficiary with respect to any such delay in delivery of the Bonus Payment, including but not limited to any tax liability.

5.3             Qualifying Retirement. Subject to the provisions of Section 4, If the Participant’s employment with the Company is terminated due to the Participant’s Qualifying Retirement prior to the last date of a Performance Period, unless otherwise determined by the CEO, as determined in the CEO’s sole discretion, Participant will be eligible to earn a pro-rata portion of any approved Bonus Payment for such Performance Period calculated based on the number of days the Participant was employed during the Performance Period and the actual average performance level achieved through the end of the Measurement Period in which the Qualifying Retirement occurs. Such pro-rata portion of the applicable Bonus Payment will be determined by dividing (a) the number of days that have elapsed prior to the date of the Qualifying Retirement date since the start of the applicable Performance Period by (b) the total number of days in such Performance Period. The pro-rata amount of Bonus Payment which is eligible to be earned based on the applicable performance level attained will be calculated by reference to the average of the actual performance for any completed Measurement Periods as of the Qualifying Retirement date and actual performance achieved for the Measurement Period in which the Qualifying Retirement occurs, and such applicable Bonus Payment amount is eligible to be earned contingent on the Release Effective Date. For the avoidance of doubt, any Measurement Periods that are scheduled to begin after the date on which the Qualifying Retirement occurs will not be included in the average calculation for purposes of determining the applicable level of performance achievement and the applicable Bonus Payment amount that is eligible to be earned for such Performance Period. Subject to the provisions of Section 8.4, such Bonus Payment, if any, shall be paid as described in Section 4.6, in all cases during the period from January 1 to March 15 of the first calendar year that commences following the date of termination due to Qualifying Retirement.

5.4             Change in Control Qualifying Termination. Subject to the provisions of Section 4, If the Participant’s employment with the Company is terminated due to a Change in Control Qualifying Termination prior to the last date of a Performance Period, unless otherwise determined by the CEO, as determined in the CEO’s sole discretion, Participant is eligible to earn any approved Bonus Payment for such Performance Period contingent on the Release Effective Date, with such Bonus Payment amount calculated by reference to actual performance for any Measurement Periods of such Performance Period that were completed on or prior to the date of the Change in Control Qualifying Termination and deemed target performance achievement for any Measurement Periods of such Performance Period that are not completed prior to the date of the Change in Control Qualifying Termination and such applicable Bonus Payment amount that is eligible to be earned shall be calculated based on such applicable average of the deemed and attained performance level for such Measurement Periods with the same weighting applied to all Measurement Periods in such averaging calculation and in all cases subject to and contingent upon the closing of the Change in Control. For the avoidance of doubt, any Measurement Periods that are scheduled to begin and/or end after the date on which the Change in Control Qualifying Termination occurs, if applicable, shall also be included in the average calculation at the deemed target performance level for purposes of determining the level of performance achievement and the applicable Bonus Payment amount that is eligible to be earned for such Performance Period. Subject to the provisions of Section 8.4, such Bonus Payment, if any, shall be paid as described in Section 4.6, in all cases as soon as administratively practicable following the later of: (1) the date of the Change in Control, or (2) the date of the Change in Control Qualifying Termination, but in no event later than sixty (60) days following the later of: (1) the date of the Change in Control, or (2) the date of the Change in Control Qualifying Termination.

VI.           Impact of Change in Control on Performance Period. If a Change in Control occurs prior to the last date of a Performance Period, the CEO reserves the right, in the CEO’s sole discretion, to instead provide that the Performance Period shall consist of the period beginning on the first date of the Performance Period and ending on the closing date of the Change in Control for purposes of determining the applicable amount of any Bonus Payment that is approved and eligible to be earned for such Performance Period based on the average applicable level of performance attained for the Measurement Periods of such Performance Period that were completed on or prior to the date of the Change in Control, and deemed target performance achievement for any Measurement Periods of such Performance Period that are not completed prior to the Change in Control based on such applicable average deemed and attained performance level for such Measurement Periods with the same weighting applied to all Measurement Periods in such averaging calculation and in all cases subject to and contingent upon the closing of the Change in Control. For the avoidance of doubt, any Measurement Periods that are scheduled to begin and/or end after the date on which the Change in Control occurs, if applicable, shall also be included in the average calculation at the deemed target performance level for purposes of determining level of performance achievement and the applicable Bonus Amount that is eligible to be earned for such Performance Period if the CEO elects to exercise such discretion. Unless otherwise determined in the CEO’s discretion, any such determined and approved Bonus Amount is eligible to be earned by Participant subject to Participant’s continued employment through the last date of the applicable Performance Period, or earlier termination of employment due to the Participant’s death, Total or Permanent Disability, or Change in Control Qualifying Termination. For the avoidance of doubt, if Participant’s employment subsequently terminates due to the Participant’s Qualifying Retirement, unless otherwise determined in the CEO’s discretion, the Participant will earn a pro-rata portion of any determined and approved Bonus Payment amount with such pro-rata portion determined by dividing (a) the number of days that have elapsed prior to the date of the Qualifying Retirement date since the start of the applicable Performance Period by (b) the total number of days in such Performance Period and multiplying the resulting fraction by the determined Bonus Payment amount.

VII.         Administration. The Committee establishes the Plan. The Committee shall have full power and discretionary authority to interpret the Plan, to set the final Bonus Pool as detailed in Exhibit A, and to prescribe, amend and rescind any rules, forms or procedures as the Committee deems necessary or appropriate for the proper administration of the Plan and to make any other determinations and take such other actions as the Committee deems necessary or advisable in carrying out its duties under the Plan. Any action required of the Committee under the Plan shall be made in the Committee’s sole discretion and not in a fiduciary capacity. All decisions and determinations by the Committee shall be final, conclusive, and binding on the Company, the Participants, and any other persons having or claiming an interest hereunder. The Committee may delegate to one or more officers of the Company or any of its subsidiaries, including, but not limited to the CEO, the authority to take any other actions on its behalf pursuant to the Plan. Any reference to “Committee” in the Plan shall mean its delegee with regard to any delegated action.

The determination of Participants and bonus targets and applicable Bonus Payment amounts shall be made by the CEO, in his/her sole discretion, as long as they do not exceed 100% of the final Committee-approved Bonus Pool. All Bonus Payments shall be awarded conditional upon the Participant’s acknowledgement, by continuing in employment with the Company, that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest in such Bonus Payment.

VIII.       General Provisions.

8.1             Transferability. No Bonus Payment under this Plan shall be transferred, assigned, pledged, or encumbered by the Participant nor shall it be subject to any claim of any creditor, and, in particular, to the fullest extent permitted by law, all such payments, benefits and rights shall be free from attachment, garnishment, trustee’s process, or any other legal or equitable process available to any creditor of such Participant. In the event of a Participant’s death, any amounts payable under this Plan, as determined by the CEO in consultation with the Committee, shall be paid to the Participant’s estate.

8.2             Unfunded Arrangement. The Plan is an unfunded incentive compensation arrangement. Nothing contained in the Plan, and no action taken pursuant to the Plan, shall create or be construed to create a trust of any kind. Each Participant’s right to receive a bonus shall be no greater than the right of an unsecured general creditor of the Company. All bonuses shall be paid from the general funds of the Company, and no special or separate fund shall be established, and no segregation of assets shall be made to assure payment of bonuses.

8.3             No Rights to Employment. Nothing in the Plan, and no action taken pursuant hereto, shall confer upon a Participant the right to continue in the employ of the Company, or affect the right of the Company to terminate a Participant’s employment at any time for cause or for no cause whatsoever.

8.4             Section 409A. It is intended that the Plan be exempt from section 409A of the Code by paying bonuses within the “short-term deferral exception” set forth in the regulations under section 409A of the Code, and the Plan shall be interpreted on a basis consistent with such intent. For purposes of Section 409A of the Code, each payment made under the Plan shall be treated as a separate payment To the extent that any provision of the Plan would cause a conflict with the requirements for an exemption from application of Section 409A of the Code, or would cause the administration of the Plan to fail to satisfy the requirements of Section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. To the extent necessary to avoid adverse tax consequences under Section 409A of the Code, with respect to any payment under the Plan which does not qualify for an exemption and is deferred compensation subject to the requirements of Section 409A of the Code, any payment made to any Participant who is a “specified employee” in connection with such Participant’s separation from service shall not be made before the date that is six months and one day following the date of such Participant’s separation from service or any earlier date of the Participant’s death. In no event shall a Participant, directly or indirectly, designate the calendar year of payment.

8.5             Termination and Amendment of the Plan. The Committee may amend (in whole or in part) or terminate the Plan at any time.

8.6             Successors. The Plan shall be binding upon and inure to the benefit of the Company, its successors and assigns, and each Participant and his or her heirs, executors, administrators, and legal representatives.

8.7             Applicable Law. The Plan shall be construed and governed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

Exhibit A

The target Bonus Pool is calculated by summing the total of the target bonus amounts for each Participant, as set by the CEO in his/her sole discretion (the “Target Bonus Pool”). The final Bonus Pool for the Performance Period will be determined by applying the Long-Term Cash Performance Factor (“LTC Performance Factor”) to the Target Bonus Pool. The Committee will determine the LTC Performance Factor, primarily based on a straight-average of the Company’s STIP Performance Factor(s) for each of three Measurement Periods during the Performance Period, as certified by the Committee each year. The LTC Performance Factor is then applied to the Target Bonus Pool to adjust it up or down.

Once the final Bonus Pool amount is set, the CEO will evaluate each Division’s performance against both agreed upon OKRs/financial plan achievement and relative to each other. This evaluation results in the assignment of an LTC Performance Factor for each Division. The final Bonus Pool will then be allocated by the CEO to each Division as a percentage of the Bonus Pool (which in no event will exceed 100% in the aggregate) based on performance achievement of Division-specific performance factors, as determined by the CEO in his/her sole discretion.

Unlike the Company’s Short-Term Incentive Plan, no individual performance metrics will apply. All participants in the Long Term Cash Bonus Incentive Plan will have their Division’s LTC Performance Factor applied against their Target Award to determine their Bonus Payment.

SKYWARD SPECIALTY INSURANCE GROUP, INC.

LONG-TERM CASH BONUS INCENTIVE PLAN

AWARD NOTICE

Grant Date:_______________

Dear [                        ]

Congratulations! You have been granted an award (the “Award”) under the Company’s Long-Term Cash Bonus Incentive Plan (the “Plan”) for the [___________] Performance Period. Capitalized terms that are not defined in this Award Notice have the meanings given to them in the Plan. This Award Notice and the Award are subject in all respects to the terms and conditions of the Plan, which is incorporated herein by reference.

Your Target Award is $____________________

Subject to an earlier qualifying termination as described below, you must remain continuously employed or in a service relationship with Skyward Specialty Insurance Group, Inc. (the “Company”) or its subsidiaries from the date of this Award Notice through the last day of the Performance Period for the Long-Term Cash Award and satisfy all the other conditions for payment described in the Plan to be eligible for a Bonus Payment for the Performance Period. The Bonus Payment, if any, will be paid as a lump sum cash bonus calculated based on your Target Award and the LTC Performance Factor assigned to your Division as set forth in Exhibit A.

If your employment is terminated prior to the last day of the Performance Period due to your death, Total and Permanent Disability, Qualifying Retirement, or Change in Control Qualifying Termination, you or your death beneficiary may be eligible to receive a Bonus Payment amount that will be calculated as set forth in Article V of the Plan, subject to satisfaction of the payment conditions set forth in Article V of the Plan.

In all cases, you do not have any right to receive any Bonus Payment unless and until such Bonus Payment is approved and has been paid to you.

The Plan and this Award Notice contain the entire understanding between you and the Committee with respect to the subject matter hereof and supersede any and all prior agreements with respect thereto.

By:
Name:

ACKNOWLEDGEMENT

I hereby acknowledge that I have received and reviewed a copy of the Plan and this Award notice, and the Award and my participation in the Plan are subject in all respects to the terms and conditions of the Plan. I understand and agree to the terms and conditions of the Plan and this Award Notice.

Date:

Participant’s Signature